UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

May 13, 2011 (December 31, 2010)
DATE OF ORIGINAL REPORT (DATE OF EARLIEST EVENT REPORTED)

HST Global, Inc.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NEVADA
(STATE OR OTHER JURISDICTION OF INCORPORATION)

000-15303   73-1215433
(COMMISSION FILE NUMBER)   (IRS EMPLOYER IDENTIFICATION NO.)

150 Research Drive, Hampton, VA 23666
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

757-766-6100
Registrant's telephone number, including area code:

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 31, 2010, Wes Tate resigned as Chief Financial Officer of HST Global, Inc. (the "Company"). On January 8, 2011, the Company's Board of Directors appointed Ron Howell, the Company's CEO, as Interim CFO.

The Company has provided a copy of this disclosure to Mr. Tate and provided an opportunity for him to respond. The Company will file any such response via amendment to this Form 8-K.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 13, 2011   **HST GLOBAL, INC.**
                                           (Registrant)

                                           By: _____
                                           Ron Howell
                                           Chief Executive Officer